                                 GRAUBARD MILLER
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-818-8800

                                         June 11, 2007

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549

          Re: Courtside Acquisition Corp.
              Amendment No. 2 to Proxy Statement on Schedule 14A Statement
              Filed June 4, 2007
              File No. 000-32549

Dear Mr. Reynolds:

     On behalf of Courtside Acquisition Corp. (the "Company" or "Courtside"), we
respond as follows to the Staff's comment letter dated June 8, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the prior filing made on June 4, 2007. We are also delivering three courtesy copies of such marked proxy statement to Mr.
Jay Williamson. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

GENERAL

1.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 57 FROM OUR LETTER DATED MAY 29,
     2007. REVISE WHERE APPROPRIATE TO QUANTIFY THE CONSIDERATION FOR "THE
     ACQUISITION OF THE BUSINESS IN 2004."

     We advise the Staff that the total value ascribed to ACN and paid to the sellers in connection with its acquisition in 2004, was $88 million (including fees and expenses). This value was determined by multiplying the 2004 EBITDA of the predecessor company by 9.4. This information is disclosed on page 153 of the proxy statement. As the units were issued simultaneously with the acquisition of
ACN in December 2004 and only represented profits interest to enable the recipients to share in any appreciation in the value of ACN, there was no value to these units when issued in December 2004. This information is disclosed on pages 149 and 150 of the proxy statement.

Securities and Exchange Commission
June 11, 2007

2.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT ONE FROM OUR COMMENT LETTER DATED
     MAY 29, 2007. PLEASE CLARIFY WHETHER THESE MEETINGS WERE OPEN TO ALL
     INVESTORS, AND, IF NOT, STATE HOW THE COMPANY DETERMINED WITH WHOM TO MEET.

     The discussion on page 40 has been revised to address this comment as well as comment 14.

COVER LETTER

3.   PLEASE REVISE THE FIRST BULLET POINT TO STATE THAT THE TOTAL CONSIDERATION
     IS APPROXIMATELY $206 MILLION, PER THE FAIRNESS OPINION, OR ADVISE.

     The first bullet point of the Notice of Special Meeting has been revised to indicate total consideration of approximately $206 million.

SUMMARY OF THE PROXY STATEMENT, PAGE 10

4.   PLEASE REVISE YOUR DISCLOSURE IN ALL APPROPRIATE SECTIONS TO INCLUDE YOUR
     RESPONSE TO OUR PRIOR COMMENT 10.

     The proxy statement has been revised on pages 14 and 78 to include the requested disclosure.

5.   WE NOTE THAT THE COMPANY HAS REVISED ITS DISCLOSURE ON PAGE 12 UNDER
     "ACQUISITION CONSIDERATION" IN RESPONSE TO OUR PRIOR COMMENT 11. HOWEVER,
     WE BELIEVE THAT ADDITIONAL CLARIFICATION IS WARRANTED. AS ONE NON-EXCLUSIVE
     EXAMPLE, YOU INDICATE THAT THE PURCHASE PRICE WILL BE INCREASED BASED ON
     THE APRIL 30, 2007 WORKING CAPITAL FOR THE COLUMBUS ASSETS. AS APRIL 30,
     2007 HAS NOW PAST, WE BELIEVE THAT THIS DISCLOSURE OUGHT TO BE MORE
     DEFINITIVE. PLEASE REVISE OR ADVISE.

     In accordance with a telephonic discussion with the Staff, we have made the clarifications requested by this comment on page 12 of the proxy statement.

6.   WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 12 REQUESTING THAT YOU DISCLOSE
     THE NAMES OF THE VENDORS AND SERVICE PROVIDERS THAT HAVE PROVIDED WAIVERS.
     WE STILL BELIEVE THAT THE NAMES OF THE FIRMS, AS WELL AS THE AMOUNTS OWED,
     ARE IMPORTANT TO INVESTORS. PLEASE REVISE TO DISCLOSE THIS INFORMATION, OR
     PROVIDE A MARE DETAILED ANALYSIS SUPPORTING ITS EXCLUSION.

     The requested information has been disclosed on pages 20, 36, 77 and 128.

7.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. PLEASE REVISE TO CLARIFY THE TERM
     "CIRCULATION" TO APPROXIMATELY 1.386 MILLION HOUSEHOLDS GIVEN THAT YOUR
     NEWSPAPERS ARE FREE. ARE THEY DISTRIBUTED PRIMARILY AS INSERTS? IT IS
     UNCLEAR HOW YOUR NEWSPAPERS

Securities and Exchange Commission
June 11, 2007

     ARE DELIVERED AND THE EXTENT TO WHICH THEY ARE MERELY AVAILABLE IN, FOR
     EXAMPLE, PUBLIC PLACES. REVISE ACCORDINGLY.

     The requested disclosure has been included on pages 11, 30 and 153.

8.   IN THIS REGARD, PLEASE REVISE TO INDICATE, IF TRUE, THAT ADVERTISING
     REVENUE IN FREE NEWSPAPERS OR NEWSPAPER INSERTS CONSTITUTES YOUR MOST
     SIGNIFICANT SOURCE OF INCOME, QUANTIFYING THE APPROXIMATE AMOUNT.

     The requested disclosure has been included on pages 11, 30 and 153.

RISK FACTORS, PAGE 27

9.   WE NOTE THAT THE COMPANY HAS RESPONDED TO OUR PRIOR COMMENT 5. PLEASE
     REVISE TO DISCLOSE THE SIZE OF THE COLUMBUS OPERATIONS RELATIVE TO THE
     TARGET OPERATIONS.

     The requested disclosure has been included on page 31 of the proxy statement.

10.  PLEASE REVISE YOUR PAGE 31 RISK FACTOR TO DISCLOSE THE AMOUNT OF CASH
     EXPECTED TO BE AVAILABLE TO THE COMPANY IMMEDIATELY FOLLOWING THE MERGER
     AFTER THE PAYMENT OF MERGER RELATED COSTS AND EXPENSES, AS REQUESTED BY OUR
     PRIOR COMMENT 13. YOUR REVISED DISCLOSURE SHOULD QUANTIFY THESE AMOUNTS
     ASSUMING 0%, 5.3% AND 19.9% CONVERSIONS.

     The requested disclosure has been made on page 34 of the proxy statement.

11.  WE NOTE THAT THE COMPANY HAS REVISED ITS PAGE 31 RISK FACTOR IN RESPONSE TO
     OUR COMMENTS. YOUR CURRENT DISCLOSURE INDICATES THAT YOU WOULD BE OBLIGATED
     TO CLOSE THE TRANSACTION EVEN IF THE BOM FINANCING FELL THROUGH AND ALSO
     MAKES REFERENCE TO THE FACT THAT YOUR CALCULATIONS ASSUME NO ISSUANCE OF
     SHARES. IN AN APPROPRIATE SECTION - NOT THE RISK FACTORS - PLEASE DISCUSS
     THE EFFORTS THAT THE COMPANY HAS TAKEN TO MITIGATE THIS POTENTIAL RISK. IN
     ADDITION, PLEASE REVISE TO DISCLOSE WHETHER THE COMPANY HAS DISCUSSED OR
     TAKEN STEPS TO UNDERTAKE A PRIVATE PLACEMENT FINANCING. WITH RESPECT TO THE
     FOREGOING SENTENCE, WE ACKNOWLEDGE EXISTING DISCLOSURE INDICATING THAT
     $12,500,000 WORTH OF SHARES MAY BE ISSUED TO ACN SHAREHOLDERS IN LIEU OF
     CASH CONSIDERATION.

     The requested disclosure has been made on page 51 of the proxy statement.

12.  WE DO NOT BELIEVE THAT THE COMPANY HAS RESPONDED ENTIRELY TO OUR PRIOR
     COMMENT 15. PLEASE REVISE TO FURTHER DISCUSS THE INCREASED LEVEL OF RISK TO
     ACN ASSOCIATED WITH HAVING A LEVERAGE RATIO THAT WOULD APPEAR TO BE HIGHER
     THAN HISTORICAL RATIOS AS A RESULT OF THE ADDITION OF THE ACQUISITION
     RELATED DEBT.

     The requested disclosure has been made on page 30 of the proxy statement.

Securities and Exchange Commission
June 11, 2007

13.  YOUR RISK FACTOR DISCLOSURE INDICATES THAT THE $700,000 DEPOSIT WOULD BE
     TREATED AS LIQUIDATED DAMAGES IN THE EVENT THAT YOU WERE UNABLE TO
     CONSUMMATE THE ACQUISITION. HOWEVER, CLAUSE 8.3(B) OF THE ASSET PURCHASE
     AGREEMENT WOULD SEEM TO IMPLY THAT THE SELLER HAS THE OPTION OF ACCEPTING
     THE DEPOSIT AS LIQUIDATED DAMAGES, BUT IS NOT REQUIRED TO. PLEASE DIRECT US
     TO THE LANGUAGE THAT WOULD REQUIRE THE SELLER TO ACCEPT THE DEPOSIT AS
     LIQUIDATED DAMAGES IN FULL SETTLEMENT OF A BREACH BY THE PURCHASER.
     ALTERNATIVELY, PLEASE REVISE YOUR DISCLOSURE TO FURTHER ADDRESS THE
     CONSEQUENCES OF A BREACH OF THE AGREEMENT BY THE COMPANY.

     To clarify that ACN will only look to the $700,000 as its redress for a failure to consummate the acquisition that is chargeable to Courtside, ACN has sent a letter to Courtside in which it states, in part:

     "Gentlemen:

     "This letter shall serve to confirm, in connection with that certain Asset
Purchase Agreement by and among Courtside Acquisition Corp. ("Courtside"),
American Community Newspapers LLC ("ACN") ") and, solely for purposes of Section
2.22 thereof, ACN Holding LLC, dated as of January 24, 2007, as amended by
Amendment No. 1 thereto, dated May 2, 2007 (as so amended, the "Agreement"), that ACN has agreed that in the event of any termination of the Agreement that would permit ACN to receive the Deposit as liquidated damages under Section
8.3(b) of the Agreement, that such receipt of the Deposit will be the only recourse it has against Courtside for damages and that it will make no other claims against Courtside or the Trust Fund in connection with the termination of the Agreement."

     We have made reference to this letter on page 68 of the proxy statement and do not believe that any further revision in response to this comment is required.

SPECIAL MEETING OF COURTSIDE STOCKHOLDERS, PAGE 38

14.  WE NOTE THE RESPONSE TO PRIOR COMMENT 70. PLEASE REVISE THE REFERENCE TO
     "SUCH OTHER PERSONS WHO MAY BE INTERESTED IN COURTSIDE" TO IDENTIFY THE
     CLASS OR CLASSES OF SUCH INDIVIDUALS AND QUANTIFY THE PARTICIPANTS. ALSO,
     CLARIFY HOW EARLYBIRDCAPITAL DETERMINED WHO THEY WOULD INTRODUCE YOU TO.

     The discussion on page 40 has been revised to address this comment as well as comment 2.

THE ACQUISITION PROPOSAL, PAGE 43

15.  PLEASE PROVIDE THE SHARE INFORMATION REQUESTED IN PRIOR COMMENT 21.

     In accordance with a telephonic discussion with the Staff, we note that the existing disclosure on page 48 indicates that a maximum of 2,192,982 shares of
Courtside's

Securities and Exchange Commission
June 11, 2007

common stock will be issued, which amount will be reduced to the extent that ACN or its affiliates purchase any shares of Courtside's common stock from third parties in privately negotiated transactions. ACN has advised Courtside that it has not acquired any shares to date nor have there been any discussions with third parties in respect of any such transactions. In addition, we have made clarifications in response to this comment on pages 45 and 48.

16.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 24. PLEASE PROVIDE A DETAILED
     ANALYSIS REGARDING THE APPLICATION OF REGULATION M TO THE PROPOSED
     DISTRIBUTION AND ACN'S PARTICIPATION IN IT. IN PARTICULAR, IF YOU BELIEVE
     THAT REGULATION M DOES NOT APPLY, ADDRESS ACN'S RIGHT UNDER THE MERGER
     [SIC] AGREEMENT TO PURCHASE SHARES IN UNREGISTERED TRANSACTIONS AND LATER
     RECEIVE PROFITS TO THE EXTENT SUCH PURCHASES ARE BELOW $5.70 AND THE
     TRANSACTION IS CONSUMMATED. WE MAY HAVE FURTHER COMMENT.

     Courtside will pay approximately $206 million to ACN for the acquisition of substantially all ACN's assets. $12.5 million of the purchase price will be paid in shares of Courtside's common stock valued at $5.70 per share, the remainder in cash. However, to the extent that ACN or its affiliates enter into contracts before the closing that obligate them to purchase shares of Courtside's common stock after the closing, the number of shares issued to ACN will be reduced by the number of shares so purchased and the cash portion of the purchase price paid to ACN will be increased by $5.70 per share so purchased (the "Share
Arrangement"). Pursuant to the letter referred to in our response to comment 13,
Courtside has been advised that ACN will not purchase any securities on the open market and will only enter into contracts to purchase shares on a private basis that will close concurrently with the consummation of the acquisition and be cancelable if the acquisition does not close. This has been disclosed on page 48 of the proxy statement.

     Regulation M is designed to combat market manipulation, particularly in the context of large offerings. In adopting Regulation M, the Commission stated:

          A fundamental goal of the federal securities laws is the prevention of manipulation. Manipulation impedes the securities markets from functioning as independent pricing mechanisms, and undermines the integrity and fairness of those markets. Congress granted the
          Commission broad rulemaking authority to combat manipulative abuses in whatever form they might take. In exercising its authority, the
          Commission has focused on the market activities of persons participating in a securities offering, and determined that securities offerings present special opportunities and incentives for manipulation that require specific regulatory attention. S.E.C.
          Release No. 34-38067.

     To accomplish this goal, the Commission prohibited participants in a distribution from engaging in tactics that artificially influenced the market price of a security. We believe that the Share Arrangement does not conflict with this overarching purpose. ACN will only purchase Courtside's common stock via privately negotiated agreements. These transactions will have no influence on the market price of Courtside's common stock, which will continue to reflect the

Securities and Exchange Commission
June 11, 2007

activity of independent investor decisions. All references to ACN making open market purchases have been deleted from the proxy statement.

     In addition, we believe that the issuance of stock to ACN does not constitute a distribution as that term is conceived under Regulation M. A distribution is defined as "an offering of securities . . . that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." 17
C.F.R. Section 242.100. ACN is the only recipient under the terms of the purchase agreement and Courtside engaged in no special selling effort or selling methods.

     Finally, we believe that the restricted period expired upon the execution of the purchase agreement. At that point, the value of the assets and the consideration to be paid for them was established. Though the configuration of shares and cash might shift, the total amount of consideration would remain the same.

     In response to the last sentence of this comment, the purchase agreement does not restrict ACN or its affiliates from purchasing Courtside shares and making a profit if the acquisition is consummated.

17.  SIMILARLY, PLEASE PROVIDE AN ANALYSIS OF THE APPLICATION OF REGULATION M TO
     THE "ROAD SHOWS" AND ANY ENCOURAGEMENT BY COURTSIDE DIRECTED TOWARD
     PURCHASERS IN THE OPEN MARKET OR PRIVATE TRANSACTIONS.

     As stated in our response to comment 16, Regulation M is inapplicable as no distribution (as defined in Rule 100) has occurred and the restricted period expired upon execution of the purchase agreement.

18.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 44 AND YOUR REVISED DISCLOSURE
     ADDING EBITDA FIGURES ON PAGE 84 COMPARING ACN'S EBITDA TO THOSE OF OTHER
     COMPANIES. PLEASE REVISE THE DISCUSSION OF THE FAIRNESS OPINION AND YOUR
     COMPARISONS TO FULLY ADDRESS YOUR DISCLOSURE ON PAGE 170 THAT YOUR EBITDA
     "MAY DIFFER FROM AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES
     USED BY OTHER COMPANIES."

     Discussion to the requested effect has been added at the end of the paragraphs immediately following the long tables on pages 70, 83 and 88.

FINANCING COMMITMENTS

19.  WE NOTE THAT THE COMPANY HAS ADDED DISCLOSURE INDICATING THAT IT HAS
     ENGAGED BMO CAPITAL MARKETS TO ASSIST IT WITH FINDING "LESS COSTLY
     FINANCING" TO ITS SENIOR NOTES, AND THAT BMO WILL RECEIVE A 5% FEE FROM THE
     SALE OF ANY SECURITIES. PLEASE UPDATE YOUR

Securities and Exchange Commission
June 11, 2007

     DISCLOSURE TO THE EXTENT PRACTICABLE. IN ADDITION, PLEASE ADDRESS THE RISK
     THAT YOU MAY ENTER INTO A DILUTIVE PRIVATE PLACEMENT OR OTHER TRANSACTION
     WHOSE TERMS WILL NOT BE REVIEWABLE BY SHAREHOLDERS IN CONNECTION WITH THE
     PROPOSED TRANSACTION.

     Revisions in response to this comment have been made on pages 29 and 51 of the proxy statement.

ADDITIONAL FINANCING REQUIREMENTS, PAGE 54

20.  PLEASE REVISE TO CLARIFY ON WHAT BASIS THE COMPANY "BELIEVES THAT IT WILL
     BE ABLE TO OBTAIN FINANCING" TO COVER THE SHORTFALL CREATED BY SHAREHOLDER
     CONVERSIONS. CLARIFY WHAT THE COMPANY MEANS BY COMMERCIALLY REASONABLE
     TERMS GIVEN POTENTIALLY HIGHER INTEREST RATES COMPARED TO ITS OTHER
     BORROWINGS

     The discussion under "Additional Financing Requirements" beginning on page
56 has been expanded to address the issues raised in comments 20 and 21.

21.  IN YOUR RESPONSE TO OUR PRIOR COMMENT 30 YOU INDICATE THAT THE PROCEEDS
     FROM THE TRUST FUND MUST EQUAL $75 MILLION IN ORDER FOR YOU TO OBTAIN
     FINANCING FROM THE BANK OF MONTREAL (BOM). YOU ESTIMATE ON THE COVER PAGE
     THAT YOU WILL HAVE $78,150,000 AVAILABLE TO FUND THE PURCHASE PRICE.
     HOWEVER, DEPENDING ON THE LEVEL OF CONVERSIONS, IT IS POSSIBLE THAT THE
     MERGER COULD BE APPROVED BY YOUR SHAREHOLDERS WHILE SIMULTANEOUSLY LEAVING
     YOU WITH LESS THAN THE $75 MILLION BOM THRESHOLD. PLEASE REVISE HERE, RISK
     FACTORS AND WHERE APPROPRIATE TO ADDRESS THE POSSIBILITY THAT YOU WILL HAVE
     TO REPLACE THE ENTIRE BOM FINANCING.

     The discussion under "Additional Financing Requirements" beginning on page
56 has been expanded to address the issues raised in comments 20 and 21. With respect to the last sentence of comment 21, we advise that Courtside will not be able to find replacement financing for the Bank of Montreal commitment and, in the circumstances, would be in breach of the purchase agreement, entitling ACN to keep the $700,000 deposit, and also would be required to liquidate because it would not be able to complete a business combination by July 7, 2007. This has been disclosed in the last paragraph of the added discussion that begins on page
56 and also in "Summary of the Material Terms of the Acquisition" on page 2 and in the indebtedness risk factor on page 30.

FACTORS CONSIDERED BY THE BOARD OF DIRECTORS, PAGE 65

22.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 45. PLEASE REVISE HERE, THE SUMMARY
     AND PAGES 27-28 TO ADDRESS IN QUANTITATIVE AND QUALITATIVE TERMS YOUR
     ABILITY TO COVER PAYMENTS ON BOTH INTEREST AND PRINCIPAL OVER THE NEXT
     SEVERAL YEARS, INCLUDING THE PAYMENT OF THE REMAINING BALANCE OF $77
     MILLION DUE IN 6 YEARS (2013, WHEN THE

Securities and Exchange Commission
June 11, 2007

     BALANCE WILL BE DUE). WITH A VIEW TO DISCLOSURE, ADVISE US IF THE BOARD OF
     DIRECTORS CONSIDERED IT A NEGATIVE FACTOR THAT YOU WILL BE REQUIRED TO
     REFINANCE THE LOANS USED TO PURCHASE ACN ASSUMING YOUR CASH FROM OPERATIONS
     DOES NOT COVER INTEREST AND PRINCIPAL PAYMENTS IN THE NEXT 6 YEARS.

     In response to this comment, a new subsection entitled "Financing and
Refinancing" has been added to the discussion under "Factors Considered by the
Board of Directors" page 71. Disclosure has also been added to the summary on page 2 and to the indebtedness risk factor on pages 28 through 30.

INTERESTS OF COURTSIDE'S DIRECTORS AND OFFICERS IN THE ACQUISITION, PAGE 72

23.  WE NOTE THAT THE COMPANY HAS ADDED DISCLOSURE INDICATING THAT MESSRS.
     GOLDSTEIN, GREENWALD, ABOODI, AND CERTAIN OF THEIR AFFILIATES HAVE MADE
     OPEN MARKET STOCK PURCHASES PURSUANT TO 10B5-1 PLANS. WITH A VIEW TO
     DISCLOSURE, PLEASE:

     A.   CLARIFY HOW THESE PURCHASERS WILL VOTE THESE SHARES, INCLUDING A
          STATEMENT INDICATING THE PERCENTAGE OF PUBLIC SHARES REPRESENTED BY
          THEIR SHARES;

     B.   IF THESE SHARES WILL BE VOTED IN FAVOR OF THE TRANSACTION, CLARIFY
          THAT THESE PURCHASES MAKE THE APPROVAL OF THE TRANSACTION MORE LIKELY;
          AND

     C.   PLEASE FILL IN THE BLANKS IN YOUR EXISTING DISCLOSURE.

     Revisions in response to this comment have been made on the second page of the Notice of Special Meeting and pages 17, 19, 44 and 76 of the proxy statement.

CAPITALINK FAIRNESS OPINIONS, PAGE 73

24.  WE NOTE THAT THE COMPANY HAS ADDED DISCLOSURE THAT IT ANTICIPATES AN
     IMPROVEMENT IN ITS EBITDA MARGIN TO 29.2% BY FY 2010, BASED ON DISCLOSURE
     ON PAGE 70 THIS WOULD MAKE YOU THE MOST PROFITABLE (AS MEASURED BY EBITDA)
     OF YOUR THREE PEERS. PLEASE REVISE TO CLARIFY YOUR BASIS FOR THIS
     ASSUMPTION.

     Revisions in response to this comment have been made on pages 81 and 86, in the discussions of the Discounted Cash Flow Analysis made for each board meeting.

CAPITALINK FAIRNESS OPINIONS, PAGE 73

25.  PLEASE CLARIFY WHETHER THE DISCOUNTED CASH FLOW ANALYSIS PREPARED BY
     CAPITALINK VALUED ACN BASED ON ITS PRESENT CAPITALIZATION STRUCTURE OR
     ASSUMED SOME OTHER FINANCING - INCLUDING THE CONTEMPLATED TRANSACTION - AS
     PART OF ITS PROJECTIONS.

     Revisions in response to this comment have been made on pages 81, 82 and
86, in the discussions of the Discounted Cash Flow Analysis made for each board meeting.

Securities and Exchange Commission
June 11, 2007

PRO FORMA FINANCIAL STATEMENTS, PAGE 94

26.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 67 OF OUR LETTER DATED MAY 29, 2007.
     PLEASE REVISE YOUR DISCLOSURE IN PRO FORMA ADJUSTMENT (III) ON PAGE 99 TO
     ELIMINATE THE REFERENCE TO THE APPRAISALS OF PRINCIPAL ASSETS BY EXPERTS.
     ALTERNATIVELY, REVISE YOUR DISCLOSURE TO IDENTIFY THE EXPERTS THAT WILL BE
     USED.

     The referenced text has been deleted on page 102.

BUSINESS OF ACN, PAGE 127

27.  WE DO NOT BELIEVE THAT THE COMPANY HAS RESPONDED ENTIRELY TO OUR PRIOR
     COMMENT 57 AND REISSUE IT IN PART. PLEASE PROVIDE ADDITIONAL INFORMATION
     ABOUT HOW THE UNITS WERE VALUED, IN THIS REGARD, ADVISE US OF THE EBITDA
     MULTIPLE USED AND THE TOTAL VALUE ASCRIBED TO ACN.

     Please refer to our response to comment 1, above.

ACN COMPENSATION DISCUSSION AND ANALYSIS, PAGE 145

28.  WE NOTE YOUR DISCLOSURE IN FOOTNOTE ONE TO THE SUMMARY COMPENSATION TABLE
     THAT MEMBERS OF ACN RECEIVED UNITS REPRESENTING PROFIT INTERESTS IN ACN
     HOLDING LLC. WITH A VIEW TO DISCLOSURE, TELL US IF THE VALUE OF THESE
     PROFIT UNITS CAN BE CALCULATED ASSUMING THE TRANSACTION IS COMPLETED.

     The requested disclosure has been added on page 150.

FINANCIAL STATEMENTS, PAGE FS-1

NOTE C - ACQUISITIONS AND DISPOSITIONS, PAGE FS-13

29.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 68. SINCE STAFF ACCOUNTING BULLETIN
     TOPIC 1.J. RELATES ONLY TO THE APPLICATION OF RULE 3-05 TO INITIAL PUBLIC
     OFFERINGS, WE BELIEVE THAT THE ANALYSIS OF THE SIGNIFICANCE TESTS FOR EACH
     CONSUMMATED ACQUISITION SHOULD BE BASED ON RULE 3-05 AS APPLIED TO THE
     HISTORICAL FINANCIAL STATEMENTS OF ACN AND THE PRE ACQUISITION FINANCIAL
     STATEMENTS OF EACH ACQUIRED ENTITY. PLEASE PROVIDE YOUR ANALYSIS OF THE
     SIGNIFICANCE OF EACH CONSUMMATED ACQUISITION TO ACN, INCLUDING ALL
     SUPPORTING CALCULATIONS.

     In response to the Staff's comment number 29, we are providing our analysis of the application of Rule 3-05 of Regulation S-X. Our response also considers issues discussed on our conference call with Mr. Carlton Tartar, SEC Assistant
Chief Accountant - Division of Corporate Finance, which occurred on Monday, June
11, 2007. Representatives of the Company participating on that call included Dan
Wilson, Chief Financial Officer of ACN, and Carl Harnick, Chief Financial
Officer of Courtside.

Securities and Exchange Commission
June 11, 2007

     Based on this conversation, we believe that Regulation S-X Article
3-05(b)(4)(iii) applies to the financial statements of ACN's acquired entities.
Regulation S-X Article 3-05(b)(4)(iii) specifically states:

     "SEPARATE FINANCIAL STATEMENTS OF THE ACQUIRED BUSINESS NEED NOT BE
     PRESENTED ONCE THE OPERATING RESULTS OF THE ACQUIRED BUSINESS HAVE BEEN
     REFLECTED IN THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE
     REGISTRANT FOR A COMPLETE FISCAL YEAR UNLESS SUCH FINANCIAL STATEMENTS HAVE
     NOT BEEN PREVIOUSLY FILED OR UNLESS THE ACQUIRED BUSINESS IS OF SUCH
     SIGNIFICANCE TO THE REGISTRANT THAT OMISSION OF SUCH FINANCIAL STATEMENTS
     WOULD MATERIALLY IMPAIR AN INVESTOR'S ABILITY TO UNDERSTAND THE HISTORICAL
     FINANCIAL RESULTS OF THE REGISTRANT. FOR EXAMPLE, IF, AT THE DATE OF
     ACQUISITION, THE ACQUIRED BUSINESS MET AT LEAST ONE OF THE CONDITIONS IN
     THE DEFINITION OF SIGNIFICANT SUBSIDIARY IN SS.210.1-02 AT THE 80 PERCENT
     LEVEL, THE INCOME STATEMENTS OF THE ACQUIRED BUSINESS SHOULD NORMALLY
     CONTINUE TO BE FURNISHED FOR SUCH PERIODS PRIOR TO THE PURCHASE AS MAY BE
     NECESSARY WHEN ADDED TO THE TIME FOR WHICH AUDITED INCOME STATEMENTS AFTER
     THE PURCHASE ARE FILED TO COVER THE EQUIVALENT OF THE PERIOD SPECIFIED IN
     SS.210.3-02."

     For purposes of the 2005 acquisitions, all such financial statements have been included in ACN's audited financial statements or supplemental provided audited financial statements for periods ranging from 17 to 24 months as indicated on the following table. In addition, none of these meet the definition of a significant subsidiary at the 80 percent level, as indicated on the following table. As it relates to the 2006 acquisition of Amendment I, Inc., this acquisition was not significant based on the tests outlined on the following table. Finally, for the 2007 acquisition of CM Media, Inc., we have included three years of audited income statements and two years of audited balance sheets, thus meeting all reporting requirements for audited financial statements of the acquirees of ACN.

     Please note that for purposes of measurement of the 2005 acquisitions in the attached chart, we have shown ACN both without and with its Kansas City discontinued operation, which was sold in December 2005 and is shown as a discontinued operation in ACN's 2004 and 2005 audited financial statements presented in the proxy statement. ACN, at the time of the 2005 acquisitions, would have made the significance calculations as if its Kansas City newspaper group was a continuing operation as it had no plans to divest it at the time of the 2005 acquisitions. In addition, we have presented the income of $1,262,084 from ACN's predecessor in 2004, which has been added to ACN's loss in 2004 of
$(139,713) from the date of ACN's inception that year. Finally, Suburban
Washington's 2004 reported loss of $(799,833) has been adjusted for an extraordinary item of $1,316,827, representing the write off of an affiliate bad debt.

                                                                               RULE 3-05
                                                                              SIGNIFICANCE
                                                                                  TEST
                                                             --------------- --------------- ----------------
                                                                 ASSET         INVESTMENT        INCOME

2005 ACQUISITIONS
-----------------

ACN CONSOLIDATED - FYE DECEMBER 26, 2004 (W/O KC)            $76,163,941      $76,163,941       $1,122,371
ACN CONSOLIDATED - FYE DECEMBER 26, 2004 (W/ KC)             $92,136,299      $92,136,299       $1,838,632

Monticello (2004) (Acquired May 31, 2005)                    $   453,655      $ 1,649,250       $   37,063
                                      % - 2004 (w/o KC)              0.6%            2.2%            3.3%
                                       % - 2004 (w/ KC)              0.5%            1.8%            2.0%
INCLUDED IN ACN AUDITED INCOME STATEMENT FOR 19 MONTHS
AND BALANCE SHEET FOR TWO YEARS.

Hartman (2004) (Acquired July 29, 2005)                      $ 8,436,526      $ 7,710,012       $  429,985
                                      % - 2004 (w/o KC)             11.1%           10.1%           38.3%
                                       % - 2004 (w/ KC)              9.2%            8.4%           23.4%
INCLUDED IN ACN AUDITED INCOME STATEMENT FOR 17 MONTHS
AND BALANCE SHEET FOR TWO YEARS.

Suburban Washington (2004) (Acquired August 31, 2005)        $ 2,908,447      $ 6,050,331      $   516,994
                                      % - 2004 (w/o KC)              3.8%            7.9%           46.1%
                                       % - 2004 (w/ KC)              3.2%            6.6%           28.1%
INCLUDED IN ACN AND SUPPLEMENTAL PROVIDED AUDITED
INCOME STATEMENT FOR 24 MONTHS AND BALANCE SHEET FOR
TWO YEARS.

2006 ACQUISITION
----------------
ACN CONSOLIDATED - FYE JANUARY 1, 2006                       $90,287,308      $90,287,308       $2,305,952

AOI (2005) (Acquired March 24, 2006)                         $ 1,905,081      $ 5,622,634       $   42,041
                                               % - 2005              2.1%            6.2%            1.8%
INCLUDED IN ACN AUDITED INCOME STATEMENT FOR 9 MONTHS
AND BALANCE SHEET FOR ONE YEAR.

2007 ACQUISITION
----------------
ACN CONSOLIDATED - FYE DECEMBER 31, 2006                     $95,963,830      $95,963,830      $ 4,627,633

CM Media, Inc. (2006) (Acquired April 30, 2007)              $ 3,798,967      $45,649,242      $ 3,724,482
                                               % - 2006              4.0%           47.6%           80.5%
INCLUDED IN SUPPLEMENTAL PROVIDED AUDITED INCOME
STATEMENT FOR 36 MONTHS AND BALANCE SHEET FOR TWO
YEARS.

                                                               Very truly yours,

                                                                    Noah Scooler